July 15, 2010

William C. Lucia
Chief Executive Officer
HMS Holdings Corp.
401 Park Avenue South
New York, NY 10016

      Re: HMS Holdings Corp.
              Form 10-K For the Year Ended December 31, 2009
              Filed February 26, 2010
              File No. 000-50194

Dear Mr. Lucia:

      We have completed our review of your filings and do not have any further comments at this time.

                     Sincerely,

                     Barbara C. Jacobs
                     Assistant Director